Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Via EDGAR Correspondence

August 3, 2016

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Funds (File Nos. 033-19229 and 811-05430); SPDR® Index Shares Funds (File Nos. 333-92106 and 811-21145); SSGA Active Trust (File Nos. 333-173276 and 811-22542); and SSGA Master Trust (File No. 811-22705) (each, a “Registrant” and together, the “Registrants”)

Dear Ms. Miller:

This letter responds to comments you provided in a telephonic conversation with Beau Yanoshik on Friday, July 8, 2016, in connection with the SEC Staff’s review, under the Sarbanes-Oxley Act of 2002, as amended, of certain of the Registrants’ filings. Summaries of the comments and responses thereto on behalf of the Registrants are provided below.

1.	Comment: Please provide a status of the following series and share classes (i.e., is each fund and share class active?) and confirm if the EDGAR status for each is current:

S000005173 – SSGA IAM Shares Fund

S000005184 – SSGA Dynamic Small Cap Fund – Class R

S000005187 – SSGA Bond Market Fund

S000005168 – SSGA International Stock Selection Fund – Class R

Response: SSGA Funds confirms that each of the above-referenced series and share classes are inactive. The EDGAR status for each such series and share class has been updated accordingly.

2.	Comment: Please confirm that the principal executive officer (“PEO”) and principal financial officer (“PFO”) are comfortable signing the certifications prior to the audit completion (date of audit report) for the following Registrants:

SPDR Index Shares	– N-CSR
SSGA Funds	– N-CSR
SSGA Active Trust	– N-CSR
SSGA Master Trust	– N-CSR

Response: For each Registrant’s most recently filed Form N-CSR, each Registrant confirms that the PEO and PFO were comfortable signing the certification in respect of the funds comprising such Registrant prior to the date of the audit report for each fund. The PEO and PFO signed such certifications subsequent to having received a communication from the respective auditors discussing the findings of the respective audit and providing assurance that a favorable audit opinion was being issued. In response to the Staff’s comment, however, going forward, the PEO and PFO will sign the certifications no earlier than the date of such audit report.

3.	Comment: Please explain why the following filings were amended:

001193125-16-542997 (accession #) – Form N-CSR

001064642-13-000080 (accession #) – Form NSAR-B

Going forward, please provide an explanatory note or cover page to explain why filings are being amended.

Response: The above-referenced Form N-CSR was amended to correct the date referenced in response to Item 4(g) of Form N-CSR, as noted below. The financial statements were not impacted by this error.

For the ~~corporate~~fiscal year ended August 31, 2015~~December 31, 2012~~, the aggregate non-audit fees billed by E&Y for services rendered to the Registrant and the Adviser and any entity controlling, controlled by, or under common control with the Adviser that provided ongoing services to the Registrant was approximately $22,779,805. For the fiscal year ended August 31, 2014, the aggregate non-audit fees billed by the Registrant’s principal accountant for services rendered to the Registrant and the Adviser and any entity controlling, controlled by, or under common control with the Adviser that provided ongoing services to the Registrant was approximately $4,800,849.

The above-referenced Form NSAR-B was amended to correct a clerical error in which the SPDR Blackstone/GSO Senior Loan Portfolio identifier was not included in the submission. The answer file did not otherwise change as a result of this correction.

Going forward, when appropriate, the Registrants will provide an explanatory note or cover page setting forth why the filings are being amended.

4.	Comment: Please explain the difference between the following two filings as they relate to 40-17G:

0001193125-16-455293 (accession #)

0001193125-16-453805 (accession #)

Response: The two 40-17G filings cover two different time periods, as provided in Item 2 of the section titled “DECLARATIONS” in each such filing.

5.	Comment: With regard to Form N-CSR generally, please confirm if all sections of the management’s discussion of fund performance are audited. If not, please mark this section as “unaudited” going forward (e.g., line graphs, total return charts, etc.).

Response: The section titled “Management’s Discussion of Performance and Portfolio Summary” is not audited. The Registrants will mark this section as “unaudited” going forward.

6.	Comment: For the SPDR Index Shares Funds and SSGA Active Trust shareholder expense examples included in Form N-CSR, please include the actual number of days used in the calculation, rather than stating the number of days in the most recent 6-month period (see first footnote).

Response: The requested disclosure will be added.

7.	Comment: With respect to the financial statements and accompanying notes included in the most recently filed annual report on Form N-CSR for the SPDR Index Shares Funds, ASC 946-225-45-4 requires that income tax expense be presented by investment companies under the separate income categories to which it applies. The Staff noted income tax expense on unrealized gains, but not on realized gains in the filing. Please explain the Registrants’ disclosure policy as it relates to income tax expense on realized gains and confirm there were no tax amounts for realized gains to be disclosed.

Response: The Registrants’ practice is to separately disclose the income tax expense on both unrealized and realized gains, if any. For the filing referenced in the Staff’s comment, the income tax expense on realized gains was not separately disclosed because of an oversight. The figures included in the financial statements of the above-referenced filing were not impacted by this oversight, as, although not disclosed separately, the income tax expense on realized gains was reflected both on the Statements of Assets and Liabilities under the heading “Accumulated net realized gain (loss) on investments, foreign currency transactions and futures” and on the Statements of Operations under the heading “Net realized gain (loss) on: Investments in securities of unaffiliated issuers.” For the funds included in the above-referenced filing for which an income tax expense on realized gains was incurred during the period covered by such filing, the amounts of such tax incurred by such funds were as follows:

SPDR S&P Emerging Asia Pacific ETF	$328,901.10
SPDR S&P Emerging Markets ETF	53,970.96
SPDR S&P Emerging Markets Dividend ETF	433,892.99
SPDR Dow Jones International Real Estate ETF	9,028.72
SPDR S&P International Dividend ETF	191,488.55
SPDR S&P Emerging Markets Small Cap ETF	287,310.71
SPDR Dow Jones Global Real Estate ETF	206.20

8.	Comment: Please consider adding disclosure to the notes to financial statements for funds that engage in securities lending noting that the fund is entitled to dividend and interest on securities loaned.

Response: The requested disclosure will be added.

9.	Comment: The Staff noted that the SPDR EURO STOXX Small Cap ETF had a liability called “due to custodian” that represented 27% of total liabilities. Please explain the nature of this liability. In future filings, please also consider expanding on this line item in the notes to financial statements given that the custodian is identified as a related party.

Response: The liability called “due to custodian” for SPDR EURO STOXX Small Cap ETF represented a cash overdraft with the custodian. In future filings, each Registrant will expand on this line item to the extent applicable.

10.	Comment: The Staff noted the gains and losses from in-kind transactions were presented in the notes to financial statements. Please reference the guidance in Section 7.131 of the 2015 audit guide. Please consider updating the gains and losses from in-kind redemptions on the statement of operations.

Response: The requested change will be made.

11.	Comment: With respect to the SSGA Master Trust, please confirm how many months of accrued advisory fees are in the liability balance on the Statements of Assets and Liabilities.

Response: With respect to SSGA Master Trust, the liability balance on the Statements of Assets and Liabilities within the annual report for the period ended June 30, 2015 comprises two months of accrued advisory fees.

12.	Comment: Please consider defining what is meant by “extraordinary expenses” in the notes to financial statements given this concept was eliminated in US GAAP per ASU 2015-01.

Response: The Registrants respectfully decline to make this change. All references to “extraordinary expenses” in each Registrant’s most recently filed annual report on Form N-CSR have been included to describe language within each Registrant’s investment advisory agreement, the interpretation of which is not governed by US GAAP. The Registrants note that Form N-1A continues to utilize the concept of “extraordinary expenses” and does not require that registrants disclose the definition of such expenses in a prospectus (see Item 3, Instruction 3(c)(ii) to Form N-1A).

13.	Comment: With respect to the SSGA Master Trust, please include disclosure regarding the line item “other capital” in the Statements of Changes in Net Assets.

Response: The requested disclosure will be added to the extent applicable.

14.	Comment: Please confirm if any series of the Registrants has executed any trades pursuant to Rule 17a-7 under the 1940 Act. If so, please explain in correspondence the reasons why the disclosure has not been included pursuant to ASC 850-10-50.

Response: None of the funds comprising the Registrants executed trades pursuant to Rule 17a-7 during the period covered by their most recently filed annual reports on Form N-CSR.

15.	Comment: For variable rate securities, please disclose the following on the schedule of investments: indicate a description of the reference rate and spread, and either (1) the end of period interest rate, or (2) the end of period reference rate for each reference rate described in the schedule in a note to the schedule.

Response: The requested disclosure will be added.

16.	Comment: For funds that hold paid in-kind bonds (e.g., SSGA High Yield Bond Fund), please disclose the rate paid in-kind separately from the cash rate as applicable.

Response: The requested change will be made.

17.	Comment: For the schedule entitled “Transactions with Affiliates,” per regulation S-X 210.12-14, the schedule should include the name of the issuer and title of issue. Please consider updating the schedule to include the same issuer name as the schedule of investments. Also, please note the columns “Value,” “Dividend Income” and “Capital Gains” should be totaled so the totals can be tied to the correlative amounts on the related balance sheet (as required by S-X 210.12-14).

Response: The requested changes will be made.

18.	Comment: The Staff noted that the SSGA High Yield Bond Fund has sold protection on a credit default swap. Please confirm the Fund has segregated assets to cover the full notional amount.

Response: SSGA High Yield Bond Fund confirms that it has segregated assets to cover the full notional amount in respect of this transaction.

19.	Comment: With respect to the SSGA High Yield Bond Fund, the Staff noted that the graphical representation showed three categories: Corporate Bonds (78.4%), International Debt (16.2%), and Short Term Investments (3.17%). Please consider providing more disaggregation to provide a better depiction of the types of investments made by the Fund (reference Form N-1A, Item 27(d)(3)).

Response: The requested change will be made.

20.	Comment: Although not required, the Staff suggests including a definition of each benchmark index in the annual report.

Response: The requested change will be made.

21.	Comment: With respect to the line graph for the SPDR Index Shares Funds, please consider adding a footnote indicating that the line graph is based off of cumulative total return.

Response: Disclosure will be added consistent with the Staff’s comment to clarify that the line graph is based off of cumulative total return.

***************

The Registrants acknowledge the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrants, each Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Each Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact either Beau Yanoshik at (202) 373-6133 or Adam Schlichtmann at (617) 951-7114 if you have any questions concerning the foregoing.

Sincerely,

With respect to SPDR® Index Shares Funds; SSGA Active Trust; and SSGA Master Trust,

/s/ Beau Yanoshik

Beau Yanoshik

With respect to SSGA Funds,

/s/ Adam Schlichtmann

Adam Schlichtmann

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.